# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NATURAL HEALTH TRENDS CORP, CIK 0000912061
CUSIP: 63888P406
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 609 DEEP VALLEY DRIVE, SUITE 395, ROLLING HILLS ESTATES, California (CA), 90274
Date of event which requires filing of this statement: 02/17/2026
Filed by CIK 0001299658
Persons authorized to receive notices and communications: Chris Tahjiun Sharng, c/o Natural Health Trends Corp., 609 Deep Valley Drive, Suite 395, Rolling Hills Estates, California (CA), 90274, 310-541-0888

## Reporting persons
- Sharng Chris Tahjiun (CIK 0001299658): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 443,323; shared voting power 0; sole dispositive power 443,323; shared dispositive power 0; aggregate amount beneficially owned 443,323 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: NATURAL HEALTH TRENDS CORP
Address of issuer's principal executive offices: 609 DEEP VALLEY DRIVE, SUITE 395, ROLLING HILLS ESTATES, California (CA), 90274

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Chris Tahjiun Sharng (the "Reporting Person")
Residence or business address: The Reporting Person currently serves as President and as a member of the Board of Directors of the Issuer. The address of the principal office of the Reporting Person is c/o Natural Health Trends Corp., 609 Deep Valley Drive, Suite 395, Rolling Hills Estates, California 90274.
Present principal occupation or employment: The Reporting Person currently serves as President and as a member of the Board of Directors of the Issuer. The address of the principal office of the Reporting Person is c/o Natural Health Trends Corp., 609 Deep Valley Drive, Suite 395, Rolling Hills Estates, California 90274.
Criminal convictions in the last five years: During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 17, 2016, the Issuer repurchased 2,935,227 shares of its Common Stock from the George K. Broady 2012 Irrevocable Trust and the Eleanor Jane Broady 2012 Irrevocable Trust. Solely as a result of the reduction in the number of shares of Common Stock outstanding following the repurchase, the Reporting Person's beneficial ownership exceeded five percent (5%).

Prior to the repurchase noted above, the Reporting Person acquired shares of the Company Common Stock through equity compensation granted to the Reporting Person in connection with his services to the Company and purchases of Company Common Stock using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person holds the shares of Common Stock reported in this Statement for general investment purposes. The Reporting Person is the President and a member of the Board of Directors of the Issuer. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in the Reporting Person's capacity as President, member of the Board or otherwise, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to him, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer's securities.

Other than as described above in this Item 4, the Reporting Person has no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make proposals to other members of management or the Board, other stockholders of the Issuer or third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on rows 11 and 13 of the cover page of this Schedule 13D is incorporated by reference. Percentages in this Statement are based on 8,577,848 outstanding shares of Common Stock following completion of the repurchase.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Sharng Chris Tahjiun: /s/ Chris Tahjiun Sharng, Chris Tahjiun Sharng (02/18/2026)